

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 23, 2010

Ms. Doris A. Meyer
Chief Financial Officer
Midway Gold Corp.
15782 Marine Drave – Unit 1
White Rock, British Columbia
Canada V4B 1E6

      **Re: Midway Gold Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed April 1, 2009
             File No. 1-33894**

Dear Ms. Meyer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director